EXHIBIT 99.1

Centerra Gold Obtains EIA Approval for the Öksüt Mine

TORONTO, May 31, 2023 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) announces that the Turkish Ministry of Environment, Urbanization and Climate Change (“Ministry of Environment”) has approved the amended Environmental Impact Assessment (“EIA”) for the Öksüt mine in Türkiye.

With the EIA approval in hand, along with the receipt of regulatory approvals for the mercury abatement retrofit to the adsorption, desorption and recovery plant (“ADR plant”), the Company expects to restart full operations at Öksüt in the coming weeks.

Caution Regarding Forward-Looking Information
Information contained in this document which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “assume”, “anticipate”, “believe”, “budget”, “contemplate”, “continue”, “de-risk”, “estimate”, “expand”, “expect”, “explore”, “forecast”, “future”, “in line”, “intend”, “may”, “on track”, “optimize”, “plan”, "potential", “restart”, “result”, “schedule”, “seek”, “subject to”, “target”, “understand”, “update”, “will”, and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: expectations for a full restart of operations at the Öksüt Mine, processing of gold-in-carbon inventory and gold ore in stockpiles and on the heap leach pad.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: political risks associated with the Company’s operations in Türkiye, administrative delays caused by general elections in Türkiye; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form (“AIF”) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of May 31, 2023. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

About Centerra
Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. Centerra also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra’s shares trade on the TSX under the symbol CG and on the NYSE under the symbol CGAU. Centerra is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson	Shae Frosst
Vice President, Investor Relations & Corporate Communications	Manager, Investor Relations
(416) 204-3780	(416) 204-2159
lisa.wilkinson@centerragold.com	shae.frosst@centerragold.com

Additional information on Centerra Gold is available on the Company’s website at www.centerragold.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.